SCHEDULE 13G
CUSIP NO. 378973408	PAGE 1 OF 5 PAGES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Globalstar, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

378973408

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13G
CUSIP NO. 378973408	PAGE 2 OF 5 PAGES

1 NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Anthony Low-Beer

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)☐

(B)☐

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 720,064
6 SHARED VOTING POWER 3,670,661
7 SOLE DISPOSITIVE POWER 720,064
8 SHARED DISPOSITIVE POWER 3,670,661

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,390,725

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4% (See Item 4)

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13G
CUSIP NO. 378973408	PAGE 3 OF 5 PAGES

Item 1(a). Name of Issuer:

Globalstar, Inc., a Delaware corporation (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

300 Holiday Square Blvd.
Covington, LA 70433

Item 2(a). Name of Person Filing:

Anthony Low-Beer

Item 2(b). Address of Principal Business Office:

10 Rockefeller Plaza, Suite 720

New York, NY 10020

Item 2(c). Place of Organization or Citizenship:

U.S.A.

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value per share, of the Issuer (the

"Common Stock")

Item 2(e). CUSIP Number: 378973408

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance company defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

SCHEDULE 13G
CUSIP NO. 378973408	PAGE 4 OF 5 PAGES

Item 4. Ownership:

(a) Amount Beneficially Owned: 19,661,166 shares(1)(2)

(b) Percent of Class: 1.4%(1)(2)

(Based on 305,985,723 shares of Common Stock outstanding, as of October 26, 2012, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(c) Number of Shares as to which the Person has:

(i) sole power to vote or to direct the vote

720,064 (1)

(ii) shared power to vote or to direct the vote:

3,670,661 (2)

(iii) sole power to dispose or to direct the

disposition of

720,064 (1)

(iv) shared power to dispose or to direct the

disposition of

3,670,661 (2)

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

SCHEDULE 13G
CUSIP NO. 378973408	PAGE 5 OF 5 PAGES

(1)	Includes 457,108 shares of Common Stock issuable upon exercise of the warrants, and 262,956 shares issuable upon conversion of a 8% Convertible Senior Unsecured Note.

(2)	Includes 1,772,818 shares of Common Stock held by managed accounts, of which 484,866 shares are issuable upon exercise of the warrants, 1,025,000 shares issuable upon conversion of a 5.75% Convertible Senior Unsecured Note and 262,952 shares issuable upon conversion of a 8% Convertible Senior Unsecured Notes. The Reporting Person has discretionary trading authority over these securities. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest thereof.

Includes 1,897,843 shares of Common Stock held by ALB Private Investments, LLC, of which 484,887 shares are issuable upon exercise of the warrants, 1,150,000 shares issuable upon conversion of a 5.75% Convertible Senior Unsecured Note and 262,956 shares issuable upon conversion of a 8% Convertible Senior Unsecured Note. The Reporting Person is the sole beneficial owner of ALB Private Investments, LLC. Mr. Francis A. Mlynarczyk, Jr. is the Manager of ALB Investments, LLC. Mr. Mlynarczyk holds sole voting and investment discretion with respect to the shares beneficially owned by ALB Private Investments, LLC.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

By:	/s/ Anthony Low-Beer
Anthony Low-Beer